Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Fiscal Year Ended September 30,
	2008	2007	2006	2005	2004
Earnings:
Total earnings	$133,126	$88,645	$25,117	$34,687	$13,622
Income tax provision	73,476	53,426	16,318	22,627	6,682

Pre Tax Earnings	206,602	142,071	41,435	57,314	20,304

Fixed charges:
Interest charges	92,677	91,767	76,732	80,266	74,675
Interest factor of operating rents	1,052	931	698	635	452

Total fixed charges	93,729	92,698	77,430	80,901	75,127

Earnings as adjusted	$300,331	$234,769	$118,865	$138,215	$95,431

Ratio of earnings to fixed charges (1)	3.2	2.5	1.5	1.7	1.3

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.